VV MARKETS LLC

April 23, 2021

VIA EDGAR

Scott Stringer

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C.  20549

Re: VV Markets LLC

Amendment No. 7 to Offering Statement on Form 1-A

Filed April 16, 2021

File No. 024-11306

Qualification Request

Requested Date: April 26, 2021

Requested Time: 12:00 p.m. Eastern Daylight Time

Mr. Stringer:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, VV Markets LLC (the “Company”) hereby respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended  (the “Offering Statement”), be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company, or its legal counsel, J. Martin Tate, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission.

We request that we be notified of the qualification of the Offering Statement by telephone call to J. Martin Tate of Carman Lehnhof Israelsen, LLP, at (801) 534-4435.

If you have any questions or comments regarding this qualification request, please direct them to Mr. Tate.

Very truly yours,

/s/ Nick King

Nick King

Chief Executive Officer

cc:  J. Martin Tate

Carman Lehnhof Israelsen, LLP